UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

EXCO RESOURCES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
269279402
(CUSIP Number)
Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
____________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 269279402	Page 2 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,565,886
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 14,565,886
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,652,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 3 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,565,886*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 14,565,886*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,652,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 4 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,565,886*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 14,565,886*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,652,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

SCHEDULE 13D

CUSIP No. 269279402	Page 5 of 37 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,565,886*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 14,565,886*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,652,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 6 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,565,886*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 14,565,886*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,652,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 7 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,180,978
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 2,180,978
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,267,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (See Item 5)
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 8 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IIIA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,977
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 39,977
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%* (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Less than 0.1%

SCHEDULE 13D

CUSIP No. 269279402	Page 9 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,220,955*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 2,220,955*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 10 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and Oaktree Value Opportunities Fund GP Ltd. and general partner of OCM Principal Opportunities Fund III GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 11 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 12 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 13 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,123,091*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,123,091*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,123,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 269279402	Page 14 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM EXCO Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,736,841
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 19,736,841
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,823,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 269279402	Page 15 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 37,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,859,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14	TYPE OF REPORTING PERSON IA, OO

* Solely in its capacity as manager of OCM EXCO Holdings, LLC, as director of OCM Principal Opportunities Fund IV GP Ltd. and Oaktree Value Opportunities Fund GP Ltd. and as the duly elected investment manager of OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 16 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 37,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,859,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14	TYPE OF REPORTING PERSON CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 17 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 37,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,859,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 269279402	Page 18 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,859,932*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 37,859,932*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,859,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 269279402	Page 19 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000
	8	SHARED VOTING POWER 86,250
	9	SOLE DISPOSITIVE POWER 1,250,000
	10	SHARED DISPOSITIVE POWER 86,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 269279402	Page 20 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 1,250,000*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 21 of 34 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000*
	8	SHARED VOTING POWER 86,250*
	9	SOLE DISPOSITIVE POWER 1,250,000*
	10	SHARED DISPOSITIVE POWER 86,250*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 269279402	Page 22 of 34 Pages

Item 1.             Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”), filed jointly by Oaktree Capital Management, L.P., a Delaware limited partnership (“Oaktree LP”), OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”), OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”), OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”), OCM EXCO Holdings, LLC, a Delaware limited liability company (“OCM EXCO”), OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“Fund IV Delaware GP”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOFGP”), and Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands limited company (“VOF GP Ltd.”) (together, the “Reporting Persons”), amends and supplements the statement on Schedule 13D filed on April 9, 2007, as amended by Amendment No. 1 filed on August 30, 2007, Amendment No. 2 filed on July 22, 2008, Amendment No. 3 filed on November 2, 2010, Amendment No. 4 filed on January 26, 2011 and Amendment No. 5 filed on January 14, 2014 (as so amended, the “Schedule 13D”).

Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the respective meanings given in the Schedule 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment No. 6 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 6 is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.    Identity and Background

(a)-(c) & (f)

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the previously filed Annex A relating to the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) with the Annex A filed herewith.
(d)-(e)
During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 10, 2016, Fund III sold 649,610 shares of Common Stock, Fund IIIA sold 11,907 shares of Common Stock and Fund IV sold 4,338,483 shares of Common Stock, in each case for $1.25 per share, in privately

SCHEDULE 13D

CUSIP No. 269279402	Page 23 of 34 Pages

negotiated transactions.  On August 11, 2016, Fund III sold 311,812 shares of Common Stock, Fund IIIA sold 5,716 shares of Common Stock and Fund IV sold 2,082,472 shares of Common Stock, in each case for $1.25 per share, in privately negotiated transactions.  Fund III, Fund IIIA and Fund IV, together with the other Reporting Persons, may seek to sell additional shares.

Item 5.             Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Amendment No. 6 is incorporated herein by reference.

Based upon information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (the “Form 10-Q”) filed with the Securities and Exchange Commission on August 3, 2016, the Issuer has 282,776,414 shares of Common Stock outstanding.  All calculations of percentage ownership in this Amendment No. 6 are based on a total of 282,857,664 shares of Common Stock outstanding, which is the sum of (a) 282,776,414 shares of Common Stock, as set forth in the Form 10-Q, plus (b) 81,250 shares of Common Stock issuable upon the exercise of vested Stock Options issued to B. James Ford (a Managing Director of Oaktree LP), the economic, pecuniary and voting rights of which have been assigned to certain Oaktree Funds.  All references to 77,500 shares of Common Stock issuable upon the exercise of vested Stock Options in Item 5 of this Schedule 13D are hereby amended to refer to 81,250 shares of Common Stock issuable upon the exercise of vested Stock Options.

The Reporting Persons

Fund IV Delaware beneficially owns 14,565,886 shares of Common Stock (approximately 5.2% of the total number of shares of Common Stock outstanding). Fund IV Delaware has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

SCHEDULE 13D

CUSIP No. 269279402	Page 24 of 34 Pages

Fund III beneficially owns 2,180,978 shares of Common Stock (approximately 0.8% of the total number of shares of Common Stock outstanding). Fund III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

Fund IIIA beneficially owns 39,977 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Fund IIIA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

OCM EXCO beneficially owns 19,736,841 shares of Common Stock (approximately 7.0% of the total number of shares of Common Stock outstanding). OCM EXCO has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

VOF Holdings beneficially owns 1,250,000 shares of Common Stock (approximately 0.4% of the total number of shares of Common Stock outstanding).  VOF Holdings has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

Certain Oaktree Funds, including Fund III, Fund IIIA, Fund IV Delaware, OCM EXCO and VOF Holdings beneficially own (i) the vested Stock Options that are exercisable on the date of this Amendment No. 6 into 81,250 shares of Common Stock and each have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such shares of Common Stock and (ii) 5,000 restricted shares of Common Stock and each have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such shares of Common Stock (together, the “Additional Shares”).

Fund IV Delaware GP, in its capacity as the general partner of Fund IV Delaware, has the ability to direct the management of Fund IV Delaware’s business, including the power to vote and dispose of securities held by Fund IV Delaware. Fund IV, in its capacity as the sole shareholder of Fund IV Delaware GP, has the ability to appoint and remove directors of Fund IV Delaware GP and, as such, may indirectly control the decisions of Fund IV Delaware GP regarding the vote and disposition of securities held by Fund IV Delaware. Fund IV GP, in its capacity as the general partner of Fund IV, has the ability to direct the management of Fund IV’s business, including the power to direct the decisions of Fund IV to vote and dispose of securities held by Fund IV Delaware. Fund IV GP Ltd., in its capacity as the general partner of Fund IV GP, has the ability to direct the management of Fund IV GP’s business, including the power to direct the decisions of Fund IV GP to vote and dispose of securities held by Fund IV Delaware.

Therefore, each of Fund IV Delaware GP, Fund IV, Fund IV GP and Fund IV GP Ltd. may be deemed to have indirect beneficial ownership of 14,652,136 shares of Common Stock (approximately 5.2% of the total number of shares of Common Stock outstanding), consisting of (a) 14,565,886 shares of Common Stock held by Fund IV Delaware and (b) the 86,250 Additional Shares.

Fund III GP, in its capacity as the general partner of Fund III and Fund IIIA, has the ability to direct the managements of Fund III’s and Fund IIIA’s business, including the power to vote and dispose of securities held by Fund III and Fund IIIA; therefore, Fund III GP may be deemed to beneficially own 2,307,205 shares of Common Stock (approximately 0.8% of the total number of shares of Common Stock outstanding), consisting of (a) 2,220,955 shares of Common Stock held by Fund III and Fund IIIA and (b) the 86,250 Additional Shares.

GP I, (i) in its capacity as the sole shareholder of Fund IV GP Ltd., has the ability to appoint and remove directors of Fund IV GP Ltd. and, as such, may indirectly control the decisions of Fund IV GP Ltd. regarding the vote and disposition of securities held by Fund IV Delaware, (ii) in its capacity as the general partner of Fund III GP, has the ability to direct the management of Fund III GP’s business, including the power to direct the decisions of Fund III GP regarding the vote and disposition of securities held by Fund III and Fund IIIA and (iii) in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove directors of VOF GP Ltd. and, as such, may indirectly control the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF GP Delaware. Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings. Holdings I, in its

SCHEDULE 13D

CUSIP No. 269279402	Page 25 of 34 Pages

capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings. Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings.

Therefore, each of GP I, Capital I, Holdings I and Holdings may be deemed to have indirect beneficial ownership of 18,123,091 shares of Common Stock (approximately 6.4% of the total number of shares of Common Stock outstanding), consisting of (a) 14,565,886 shares of Common Stock held by Fund IV Delaware, (b) 2,220,955 shares of Common Stock held by Fund III and Fund IIIA, (c) 1,250,000 shares of Common Stock held by VOF Holdings and (d) the 86,250 Additional Shares.

Oaktree LP, (i) in its capacity as the manager of OCM EXCO, has the ability to direct the management of OCM EXCO’s business, including the power to vote and dispose securities held by OCM EXCO, (ii) in its capacity as the director of Fund IV GP Ltd., has the ability to direct the management of Fund IV GP Ltd.’s business, including the power to vote and dispose securities held by Fund IV Delaware, (iii) in its capacity as the director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd.’s business, including the power to vote and dispose securities held by VOF Holdings, and (iv) in its capacity as the investment manager of Fund III and Fund IIIA, has the ability to direct the investment decisions of Fund III and Fund IIIA, including the power to vote and dispose of securities held by Fund III and Fund IIIA. Holdings, Inc., in its capacity as general partner of Oaktree LP, has the ability to direct the management of Oaktree LP’s business, including the power to vote and dispose of securities held by Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings.  OCG, in its capacity as (i) the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings and (ii) the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by OCM EXCO, Fund IV Delaware and VOF Holdings. OCGH GP, in its capacity as the manager of OCG, has the ability to direct the management of OCG’s business, including the power to direct the decisions of OCG regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings.

Therefore, each of Oaktree LP, Holdings, Inc., OCG and OCGH GP may be deemed to have indirect beneficial ownership of 37,859,932 shares of Common Stock (approximately 13.4% of the total number of shares of Common Stock outstanding), consisting of (a) 14,565,886 shares of Common Stock held by Fund IV Delaware, (b) 2,220,955 shares of Common Stock held by Fund III and Fund IIIA, (c) 19,736,841 shares of Common Stock held by OCM EXCO, (d) 1,250,000 shares of Common Stock held by VOF Holdings and (e) the 86,250 Additional Shares.

VOFGP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to direct the decisions of VOF Holdings to vote and dispose of securities held by VOF Holdings.  VOF GP Ltd., in its capacity as the general partner of VOFGP, has the ability to direct the management of VOFGP’s business, including the power to direct the decisions of VOFGP to vote and dispose of securities held by VOF Holdings.

Therefore, each of VOFGP and VOF GP Ltd. may be deemed to have indirect beneficial ownership of 1,336,250 shares of Common Stock (approximately 0.4% of the total number of shares of Common Stock outstanding), consisting of (a) 1,250,000 shares of Common Stock held by VOF Holdings and (b) the 86,250 Additional Shares.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Amendment No. 6 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and

SCHEDULE 13D

CUSIP No. 269279402	Page 26 of 34 Pages

VOF Holdings, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Except as set forth in Item 4 herein, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7.             Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1:    Annex A regarding Covered Persons under Item 2 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 269279402	Page 27 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 12, 2016.

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.

	By:	OCM Principal Opportunities Fund IV Delaware GP Inc.
	Its:	General Partner

	By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

	By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 28 of 34 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.,
Its:	General Partner
By:	OCM Principal Opportunities Fund IV GP Ltd.,
Its:	General Partner

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.,
Its:	General Partner

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 29 of 34 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

SCHEDULE 13D

CUSIP No. 269279402	Page 30 of 34 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM EXCO HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 31 of 34 Pages

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC
By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

SCHEDULE 13D

CUSIP No. 269279402	Page 32 of 34 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 33 of 34 Pages

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

SCHEDULE 13D

CUSIP No. 269279402	Page 34 of 34 Pages

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director